ENTERRA ANNOUNCES
MANAGEMENT APPOINTMENTS

Company Further Strengthens Canadian Operations
As it Transitions to a Growth-Oriented Exploration and Production Company

Calgary, Alberta – (CNW – February 11, 2010) Enterra Energy Trust (“Enterra”, “We” or the “Trust”) is pleased to announce three new management appointments in preparation for its previously announced plan to convert to a growth oriented, exploration and production corporation to be named Equal Energy Ltd. (“Equal Energy”).

Mr. Shane Peet has been appointed Senior Vice President, Engineering.  Mr. Peet, a registered professional engineer with over 15 years of experience, has been serving in several roles with Enterra since August 2009.  He brings a broad range of experience with several successful small to large-cap exploration and production companies, most recently serving as Chief Operating Officer of Wild River Resources, Inc.  He has also served in roles of increasing responsibility at Prairie Schooner Energy, Great Northern Exploration and Rio Alto Exploration.  In his new role, Mr. Peet will be responsible for Canadian exploitation and operations.  Additionally, he will be in charge of evaluations across all of Enterra’s portfolio.

Ms. Terry Fullerton is promoted to Vice President, Canadian Exploration.  Ms. Fullerton has 21 years of experience generating successful exploration plays with various Canadian companies ranging from start ups to large firms.  Her appointment serves to establish the focus necessary for the pursuit of quality exploration and resource plays in Enterra’s portfolio of assets.

Mr. Peter Letizia is promoted to Vice President, Production for Canada.  Mr. Letizia joined Enterra in 2007 as Production Manager and brings 18 years of varied experience with large and small companies.  Mr. Letizia’s expanded responsibilities will include Canadian production assurance and leadership of health, safety and environment initiatives.

Don Klapko, President and CEO, said: “The appointments of Shane, Terry and Peter are critical to our commitment to build a growth oriented exploration and production company.  This organizational enhancement will further align our U.S. and Canadian management teams with the shared objectives of production and reserve growth, consistent with the post-conversion growth-oriented strategy of Equal Energy.  We are excited to have these new leaders with strong skills and substantial depth of experience joining our management team. We believe that we have the team in place to exploit and grow our North American assets and we are excited about the growth opportunities available to us given our diversified asset and production portfolios in the U.S. and Canada.”

About Enterra Energy Trust
Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units and debentures are listed on the Toronto Stock Exchange under the symbols (ENT.UN, ENT.DB, ENT.DB.A) and Enterra’s trust units are listed on the New York Stock Exchange under the symbol (ENT).  The Trust’s portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 55 percent crude oil and natural gas liquids and 45 percent natural gas.  Enterra has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium in west central Alberta and the Circus prospect in southern Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Blaine Boerchers
Chief Financial Officer
(403) 263-0262 or (877) 263-0262

info@enterraenergy.com
www.enterraenergy.com